1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Eva Chen, VP of Finance Dept. SPILIR@spil.com.tw +886-4-25341525#1536 Byron Chiang, Spokesperson Spokesperson@spil.com.tw +886-3-5795678#3676

SPIL Board of Directors Proposes NT$1.75 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Mar 23, 2017

Taichung, Taiwan, March 23, 2017—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board adopted a proposal recommending distribution of NT$ 1.75 cash dividend per share. The proposal will be discussed and brought to a vote at the Company’s general shareholders’ meeting scheduled on June 28, 2017. The Board of Directors also approved:

1.	Approved the FY 2016 Business Report.

2.	Approved a proposal of FY 2016 Earnings Distribution: A cash dividend of NT$ 1.75 per share will be distributed to the common shareholders.

3.	Approved to amend certain articles of the Company’s ” Procedures for the Acquisition and Disposal of Assets”.

4.	Approved to elect nine Directors, of which three will be Independent Directors, in the 2017 Regular Shareholders’ Meeting.

5.	Approved to schedule the 2017 Regular Shareholders’ Meeting at 9:30 AM on June 28, 2017 at Room 101, 1F Administration Building of Taichung Science-based Industrial Park (No.2, Zhongke Rd., Xitun Dist., Taichung City).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: March 23, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer